Nicole Brookshire
T: +1 212 479 6157
nbrookshire@cooley.com
September 15, 2021
Eiko Yaoita Pyles
Andrew Blume
Sherry Haywood
Perry Hindin
Office of Manufacturing
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Allbirds, Inc.
Registration Statement on Form S-1
Filed August 31, 2021
File No. 333-259188
Ladies and Gentlemen:
On behalf of Allbirds, Inc. (the “Company”), we are providing this letter in response to the comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated September 14, 2021 with respect to the Company’s Registration Statement on Form S-1, as filed on August 31, 2021. The Company is concurrently filing an amended Registration Statement on Form S-1 (the “Amended Registration Statement”), which includes changes that reflect the responses to the Comments as well as certain other updates to the Amended Registration Statement.
Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter in italics. Page references in the text of the Company’s responses correspond to the page numbers of the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined in this letter have the meanings assigned to them in the Amended Registration Statement.
Cooley LLP 500 Boylston Street 14th Floor Boston, MA 02116
t: (617) 937-2300 f: (617) 937-2400 cooley.com

September 15, 2021

Form S-1 filed August 31, 2021
Risk Factors, page 21
1.    Please expand this heading and your statement in the risk factor summary to explain what the Sustainable Public Equity Offering (SPO) designation means, including whether this designation carries any legal meaning. Disclose that this is a brand new framework that was not developed by disinterested third parties but was developed with input from your representatives, that it has not been approved by regulators, and that is not a specific offering type under the federal securities laws. Your risk factor discussion should also include a more fulsome discussion of how the SPO criteria were developed. Also expand your statement in the risk factor summary, your risk factor disclosure, and the Sustainable Public Equity Offering disclosure to explain that:
•your offering is the first ever SPO, so there is no basis for investors and the marketplace to assess its value;
•the SPO may entail additional costs as compared to non-SPO transactions; and
•there is no track record by which investors and the marketplace can assess the impact of the SPO on your operations, financial condition and stock value.
    Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 11, 13, 57, 149 and 150 of the Amended Registration Statement.
2.    We note your reference to the Advisory Council. The description of the Advisory Council and its members does not appear until page 149 of the filing, however. The first time you discuss the Advisory Counsel, please provide a fulsome description. Also disclose the name of your stockholder that is a member of the Advisory Council and their significance to you.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 57, 149, and 153 of the Amended Registration Statement.
Sustainable Public Equity Offering, page 149
3.    Please explain why the SPO framework means that you are conducting a Sustainable Public Equity “Offering.” In this regard, the Issuer Criteria discussed on pages 150-152 appear to focus on the characteristics of the issuer rather than the characteristics of an offering. Discuss how the Offering Process Principles set forth in the four bullet points at the bottom of page 152 provide a sufficient framework for defining a type of “offering.”
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 149 and 150 of the Amended Registration Statement. The Company advises the Staff that in order for a transaction to qualify as an SPO the issuer must meet certain ESG criteria set forth
Cooley LLP 500 Boylston Street 14th Floor Boston, MA 02116
t: (617) 937-2300 f: (617) 937-2400 cooley.com

September 15, 2021

in the Issuer Criteria and, if such criteria are met, then the issuer’s equity offering is qualified as an SPO insofar as the issuer adheres its offering process to the Offering Process Principles. It is the combination of achievement against both the Issuer Criteria at an institutional level and the Offering Process Principles at the offering level that determines whether an equity offering can be qualified as an “SPO.” The Advisory Council, in establishing the Issuer Criteria, sought to set considerable goalposts beyond the transaction itself to ensure that an SPO designation not only included satisfaction of meaningful ESG criteria that were measured at the time of the IPO, but also would require both advance and ongoing work and investment by the issuer on ESG matters. From there, the Offering Process Principles serve as the bridge for a company with steadfast ESG commitments who is able to meet the Issuer Criteria to seek to enter the public equity markets in a responsible manner.
4.    You disclose that the SPO Issuer Criteria were created in conjunction with, and supported by, an Advisory Council hosted by BSR. Please describe what you mean by “hosted.” Please enhance your disclosure here and in the risk factor on page 56 to provide clearer disclosure of your relationship with BSR, and describe any material agreements or other pecuniary or fiduciary relationships between you and BSR. Finally, throughout the filing, clearly disclose that the Advisory Council is part of BSR and not, for example, an advisory council within Allbirds.
Response: The Company respectfully advises the Staff that there is no fiduciary relationship between the Company and BSR. Additionally, the Company respectfully advises the Staff that the Advisory Council is not a part of BSR or Allbirds. As disclosed on pages 57 and 153 of the Amended Registration Statement, the Company selected BSR, a global non-profit business network focused on sustainability, to coordinate logistics for the Advisory Council, including (1) scheduling and hosting the meetings, (2) leading discussion amongst the Advisory Council, and (3) collecting and synthesizing Advisory Council feedback. The Company entered into an agreement with BSR pursuant to which it paid a nominal fee for BSR’s services. In response to the Staff’s comment, the Company has further revised the disclosure on pages 57 and 153 of the Amended Registration Statement to clarify the Company’s relationship with BSR.
General
5.    With respect to any claims throughout the filing regarding your carbon footprint, please revise to disclose the basis for such claims or remove them from the filing. Examples include:
•the green EVA used in your SweetFoam actually removes 1.2 tonnes of CO2e from the atmosphere per tonne of material produced;
•you have been carbon neutral through the use of offsets since 2019;
•your shoes have a carbon footprint that is 30% less than your estimated carbon footprint for a standard pair of sneakers; and
Cooley LLP 500 Boylston Street 14th Floor Boston, MA 02116
t: (617) 937-2300 f: (617) 937-2400 cooley.com

September 15, 2021

•in 2020 alone you reduced the weighted average carbon footprint of your top 10 products by 8.5% compared to 2019.
Response: In response to the Staff’s comment, the Company has added disclosure in the section titled “Market, Industry, and Other Data” on page 69 of the Amended Registration Statement describing the methodologies upon which statements about the Company’s carbon footprint, CO2e emissions, carbon neutrality, and comparisons to a standard pair of sneakers are based. The Company has also revised the disclosures on page 141 related to the Company’s carbon footprint. The Company is supplementally providing documentation supporting certain statements about its carbon footprint and greenhouse gas footprint under separate cover.
6.    Please provide a basis for or remove the claim that you are able to reach up to 2.5 billion people globally across 35 countries. Similarly, provide a basis for or remove the reference to “a huge market (+$1 trillion market size),” as stated in point number 2 in the Founders’ letter on page 106. We note that there is no basis for the implication that the entire worldwide +$1 trillion market size for footwear and apparel is applicable to you.
    Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 69 and 106 of the Amended Registration Statement. The sizing of the footwear and apparel market is an estimate of the size of the total market that the Company has the opportunity to address with its products. This information is intended to give investors context on the potential size of the Company’s market opportunity. To address the Staff’s comment, the Company has added a risk factor on page 61 and 62 of the Amended Registration Statement to disclose the risk to investors that the Company does not fully capture this market.
7.    Please remove the following unsupportable statements from the filing:
•the Sustainable Public Equity Offering designation will help to identify “leading” ESG companies as they enter the public equity markets;
•your intention or aim to “reverse climate change”; and
•that you aspire to reward investors with “eye-popping” returns over the long-term.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 30, 106, 136, and 149 of the Amended Registration Statement.
Cooley LLP 500 Boylston Street 14th Floor Boston, MA 02116
t: (617) 937-2300 f: (617) 937-2400 cooley.com

September 15, 2021

*	*	*
Please contact me at (212) 479-6157 or Calise Cheng at (650) 843-5172 with any questions or further comments regarding our response to the Staff’s comments.

Sincerely,

/s/ Nicole Brookshire

Nicole Brookshire

cc:	Joseph Zwillinger, Co-Chief Executive Officer, Allbirds, Inc.
Timothy Brown, Co-Chief Executive Officer, Allbirds, Inc.
Michael Bufano, Chief Financial Officer, Allbirds, Inc.
Daniel Li, VP, Legal, Allbirds, Inc.
Peter Werner, Cooley LLP
Calise Cheng, Cooley LLP
Katherine Denby, Cooley LLP
Cooley LLP 500 Boylston Street 14th Floor Boston, MA 02116
t: (617) 937-2300 f: (617) 937-2400 cooley.com